Exhibit 12.1
CHEVRON CORPORATION — TOTAL ENTERPRISE BASIS
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2013	Year Ended December 31
		2012	2011	2010	2009
	(Millions of dollars)
Net Income Attributable to Chevron Corporation	$21,423	$26,179	$26,895	$19,024	$10,483
Income Tax Expense	14,308	19,996	20,626	12,919	7,965
Distributions Less Than Equity in Earnings of Affiliates	(1,178)	(1,351)	(570)	(501)	(103)
Noncontrolling Interests	174	157	113	112	80
Previously Capitalized Interest Charged to Earnings During Period	96	123	117	240	261
Interest and Debt Expense	—	—	—	50	28
Interest Portion of Rentals (1)	342	316	288	300	299
Earnings Before Provision for Taxes and Fixed Charges	$35,165	$45,420	$47,469	$32,144	$19,013

Interest and Debt Expense	—	—	—	50	28
Interest Portion of Rentals (1)	342	316	288	300	299
Preferred Stock Dividends of Subsidiaries	—	—	—	—	—
Capitalized Interest	284	230	288	267	273

Total Fixed Charges	$626	$546	$576	$617	$600

Ratio of Earnings to Fixed Charges	56.17	83.19	82.41	52.10	31.69

(1)	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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